SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a -16 or 15d -16 of
                       the Securities Exchange Act of 1934


                 Report on Form 6-K for the month of August 2002

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F   X   Form 40-F
                                        -----           ------
          Enclosures:

          1. A notification dated 1 August 2002 advising that The Capital Group Companies, Inc had notified that they had increased their interest in the issued Ordinary share capital of The BOC Group plc to 4.50%
          2. A notification dated 2 August 2002 that The BOC Group plc would be announcing its results for the nine months ended 30 June 2002 on 6 August 2002
          3. A notification dated 2 August 2002 that Mr C J O'Donnell, a director, had received 52 shares under the Dividend Reinvestment Plan
          4. A notification dated 6 August 2002 to advise that a copy of the nine months results were available at the UKLA Document Viewing Facility
          5. A notification dated 15 August 2002 advising the disposal by Ogier Trustees Limited, as trustee of The BOC Group plc Employee Share Trust (1995), of 8,000 Ordinary shares of 25p each in The BOC Group plc in which the directors of the Company have a technical interest
          6. A notification dated 23 August 2002 advising that The Capital Group Companies, Inc had notified that they had increased their interest in the issued Ordinary share capital of The BOC Group plc to 5.10%
          7. A notification dated 28 August 2002 advising that The BOC Group's Polish subsidiary BOC Gazy had signed an agreement to purchase the business of Praxair Polska, the Polish subsidiary of Praxair, Inc



                                                        Page 1 of Total 16 Pages

          8. A notification dated 29 August 2002 to advise that a copy of the circular, letter of compliance, proposed amendment to the Trust Deed, Notice and Form of Proxy to propose a change of trustee of the Unsecured Loan Stock of The BOC Group plc were available at the UKLA Document Viewing Facility

                                                        Page 2 of Total 16 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                           13.34 HRS ON 1 AUGUST 2002
                              UNDER REF. NO. 4352Z


                                   SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The BOC Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed



8. Percentage of issued class



9. Class of security

Ordinary shares of 25p each

10. Date of transaction

30 July 2002

                                                        Page 3 of Total 16 Pages

11. Date company informed

1 August 2002

12. Total holding following this notification

22,358,954

13. Total percentage holding of issued class following this notification

4.50%

14. Any additional information

In a letter dated 31 July 2002, received 1 August 2002, The BOC Group plc has been notified pursuant to section 198 of the Companies Act that The Capital Group Companies, Inc has a 4.50% (previously 4.03%) notifiable interest in the issued Ordinary share capital of the Company.

This notifiable interest is held by investment management companies, of which The Capital Group Companies, Inc is the parent, as detailed below:

Capital Guardian Trust Company              15,706,544  3.16%
Capital International Limited                3,836,310  0.77%
Capital International S.A.                     905,200  0.18%
Capital International, Inc                     210,900  0.04%
Capital Research and Management Company      1,700,000  0.34%

Neither The Capital Group Companies, Inc nor any of its affiliates own shares for its own account. The shares above are owned by accounts under the discretionary investment management of one or more of the investment management companies listed above.

15. Name of contact and telephone number for queries

Carol Hunt Tel: 01276 807759

16. Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification

1 August 2002


                                                        Page 4 of Total 16 Pages

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                           08.59 HRS ON 2 AUGUST 2002
                              UNDER REF. NO. 4776Z



The BOC Group plc

The BOC Group plc will be announcing its results for the nine months ended 30 June 2002 on Tuesday 6 August 2002.

Contact: Christopher Marsay, Group Manager - Investor Relations
         The BOC Group, Windlesham, UK
                     Telephone 01276 477222 (International +44 1276 477222)

                                                        Page 5 of Total 16 Pages

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                           15.31 HRS ON 2 AUGUST 2002
                              UNDER REF. NO. 5122Z

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The BOC Group plc

2. Name of director

Christopher John O'Donnell

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of a holding of the director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Christopher John O'Donnell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under the Dividend Reinvestment Plan

7. Number of shares / amount of stock acquired

52

8. Percentage of issued class

Less than 0.01%

9. Number of shares/amount of stock disposed



10. Percentage of issued class



                                                        Page 6 of Total 16 Pages

11. Class of security

Ordinary shares of 25p each

12. Price per share

871.7p per share

13. Date of transaction

1 August 2002

14. Date company informed

2 August 2002

15. Total holding following this notification

2,081

16. Total percentage holding of issued class following this notification

Less than 0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant



18. Period during which or date on which exercisable



19. Total amount paid (if any) for grant of the option



20. Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information


                                                        Page 7 of Total 16 Pages

24. Name of contact and telephone number for queries

Carol Hunt 01276 807759

25. Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of Notification

2 August 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                                        Page 8 of Total 16 Pages

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                           15.34 HRS ON 6 AUGUST 2002
                              UNDER REF. NO. 6221Z



6 August 2002

THE BOC GROUP plc - NEWS RELEASE ON THE RESULTS FOR THE NINE MONTHS ENDED 30 JUNE 2002

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000


                                                        Page 9 of Total 16 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT

                16.01 HRS ON 15 AUGUST 2002 UNDER REF. NO. 0356A


15 August 2002

THE BOC GROUP plc EMPLOYEE SHARE TRUST (1995)

The BOC Group plc (the Company) has been notified of the disposal on 15 August 2002 of 8,000 Ordinary shares of 25p each in the Company at a sale price of 966p per share by Ogier Trustee Limited (the Trustee) as trustee of The BOC Group plc Employee Share Trust (1995) (the Trust). These Ordinary shares have been transferred, following exercise of options, to participants in the Company's senior executive share option plans.

Following this disposal of 8,000 Ordinary shares, the Trustee now holds 4,060,109 Ordinary shares.

Each of the executive Directors of the Company is a potential beneficiary under the Trust and therefore for Companies Act purposes is regarded as interested in all of these 4,060,109 Ordinary shares. Despite this technical interest, each executive Director will only be entitled to receive Ordinary shares from the Trust in satisfaction of options granted to him in respect of these Ordinary shares.



                                                       Page 10 of Total 16 Pages

    THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT
                          11.45 HRS ON 23 AUGUST 2002
                              UNDER REF. NO. 3331A

                                   SCHEDULE 10
                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The BOC Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification in respect of party named in 2. Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See additional information

5. Number of shares / amount of stock acquired



6. Percentage of issued class



7. Number of shares / amount of stock disposed



8. Percentage of issued class



9. Class of security

Ordinary shares of 25p each

10. Date of transaction

21 August 2002


                                                       Page 11 of Total 16 Pages

11. Date company informed

23 August 2002

12. Total holding following this notification

25,363,127

13. Total percentage holding of issued class following this notification

5.10%

14. Any additional information

In a letter dated 22 August 2002, received 23 August 2002, The BOC Group plc has been notified pursuant to section 198 of the Companies Act that The Capital Group Companies, Inc has a 5.10% (previously 4.50%) notifiable interest in the issued Ordinary share capital of the Company.

This notifiable interest is held by investment management companies, of which The Capital Group Companies, Inc is the parent, as detailed below:

Capital Guardian Trust Company               18,214,144  3.66%
Capital International Limited                 4,304,883  0.87%
Capital International S.A.                      920,000  0.19%
Capital International, Inc                      224,100  0.05%
Capital Research and Management Company       1,700,000  0.34%

Neither The Capital Group Companies, Inc nor any of its affiliates own shares for its own account. The shares above are owned by accounts under the discretionary investment management of one or more of the investment management companies listed above.

15. Name of contact and telephone number for queries

Carol Hunt Tel: 01276 807759

16. Name and signature of authorised company official responsible for making this notification

Carol Hunt, Deputy Company Secretary

Date of notification

23 August 2002



                                                       Page 12 of Total 16 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT

                08.00 HRS ON 28 AUGUST 2002 UNDER REF. NO. 4455A


28 August 2002

BOC to acquire Praxair's industrial gases business in Poland


(Windlesham, UK, 28 August 2002) The BOC Group announced today that BOC Gazy,

its industrial gases company in Poland, has signed an agreement to purchase the business of Praxair Polska, the Polish subsidiary of Praxair, Inc. (NYSE:PX).

The purchase price will be approximately $50 million in cash and will be funded through borrowings.

The acquisition is subject to various conditions and approval from the Polish regulatory authorities.

Poland is the largest industrial gases market in central Europe and BOC Gazy will be able to provide a more comprehensive range of products and services to the Polish market following the acquisition of Praxair Polska's business. BOC Gazy was established by BOC following the 1993 privatization of Polgaz the state-owned gases company. It has subsequently transformed its Polish organization and established a firm base for future growth in Poland. Praxair acquired a majority interest in Praxair Polska in 1996 as a result of its acquisition of CBI Industries, Inc.

Tony Isaac, chief executive of The BOC Group, commented: "We continue to seek opportunities to improve our position in key markets. The acquisition of Praxair

Polska's business will give us a much stronger business in Poland and improve our ability to serve and expand our customer base. In particular, the acquisition significantly enhances our Industrial and Special Products (ISP)

business in one of the fastest-growing markets in central Europe. It improves our ability to serve and expand our customer base within each of our targeted growth segments."

Dennis H. Reilley, chief executive officer of Praxair, said, "This sale is part of Praxair's strategy to focus its resources on those geographic markets where we have enough scale to foster a level of earnings growth and return on capital consistent with our stated objectives."

Notes for editors
-----------------

The BOC Group is one of the world's largest suppliers of industrial gases, a leading supplier of materials, systems and services in the semiconductor industry and a specialist logistics company. BOC serves two million customers in more than 50 countries. It employs nearly 43,000 people and had annual sales of more than (pound)4 billion in 2001. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com

Praxair is the largest industrial gases company in North and South America, and one of the largest worldwide, with 2001 sales of $5.1 billion. The company produces, sells and distributes atmospheric and process gases, and high-performance surface coatings. Praxair products, services and technologies bring productivity and environmental benefits to a wide variety of industries, including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, metals and others. More information on Praxair is available on the Internet at www.praxair.com.



                                                       Page 13 of Total 16 Pages

Contacts: The BOC Group, UK
          Christopher Marsay, Group Manager - Investor Relations
          Tel. 01276 477222 (International +44 1276 477222)

          Praxair Inc., US
          (Media) Ruthann Kidd, Tel. (203) 837 2051
          (International +1 203 837 2051)
          Ruthann_kidd@praxair.com
          ------------------------
          (Investors) Elizabeth Hirsch, Tel. (203) 837 2354
          (International +1 203 837 2354)
          Liz_hirsch@praxair.com
          ----------------------



                                                       Page 14 of Total 16 Pages

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO THE REGULATORY NEWS SERVICE AT

                12.19 HRS ON 29 AUGUST 2002 UNDER REF. NO. 5205A



29 August 2002

THE BOC GROUP plc - DOCUMENT ON MEETING OF LOAN STOCK HOLDERS

A copy of the circular, letter of compliance, proposed amendment to the Trust Deed, Notice and Form of Proxy relating to a meeting of the holders of 12 1/4% Unsecured Loan Stock 2012/2017 to propose a change of trustee of the stock, have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel.no. (0)20 7676 1000



                                                       Page 15 of Total 16 Pages

                                    SIGNATURE



          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: September 3, 2002



                                    By:  /s/     C A Hunt
                                         ---------------------
                                         Name:  Carol Anne Hunt
                                         Title: Deputy Company Secretary




                                                       Page 16 of Total 16 Pages